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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C.  20549



                                     SCHEDULE 13G



                          Under the Securities Exchange Act of 1934

                                     (Amendment No. 5)*

                                Baldwin Technology Company, Inc.
                                   (Name of Issuer)

                                 Class A Common Stock
                            (Title of Class of Securities)

                                     058264-10-2
                                    (CUSIP Number)





            Check the following box if a fee is being paid with this statement (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
            Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities; and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                    (Continued on following pages)

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          _________________________________________________________________

          CUSIP No. 058264-10-2                                    13G
          _________________________________________________________________
          (1)  NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    WENDELL M. SMITH - S.S. ####-##-####
          _________________________________________________________________
          (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                    / / (a)   / / (b)
          _________________________________________________________________
          (3)  SEC USE ONLY

          _________________________________________________________________
          (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
                    UNITED STATES
          _________________________________________________________________

                         : (5)  SOLE VOTING POWER
          NUMBER OF      :      1,335,217 shares (ITEM 4)
          SHARES         :
          BENEFICIALLY   :__________________________________________
          OWNED BY       : (6)  SHARED VOTING POWER
          EACH           :      NONE
          REPORTING      :
          PERSON         :____________________________________________
          WITH           : (7)  SOLE DISPOSITIVE POWER
                         :      1,335,217 shares (ITEM 4)
                         :
                         :____________________________________________
                         : (8)  SHARED DISPOSITIVE POWER
                         :      NONE
                         :
          _______________________________________________________________
          (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,335,217 shares (ITEM 4)

          _________________________________________________________________
          (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
               SHARES*   (*) 14,400 shares owned by Margaret Smith, wife of
               Reporting Person, as to which shares Mr. Smith disclaims beneficial ownership.
          _________________________________________________________________
          (11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               APPROXIMATELY 8.1%

          _________________________________________________________________
          (12)  TYPE OF REPORTING PERSON*
               INDIVIDUAL

          _________________________________________________________________


                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    2 PAGE
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          Item 1(a) Name of Issuer:

                    Baldwin Technology Company, Inc.

          Item 1(b) Address of Issuer's Principal Executive Offices:

                    65 Rowayton Avenue, Rowayton, CT  06853

          Item 2(a) Name of Person Filing:

                    Wendell M. Smith

          Item 2(b) Address of Principal Business Office or, if none, residence:

                    c/o Baldwin Technology Company, Inc.
                    65 Rowayton Avenue
                    Rowayton, CT  06853

          Item 2(c) Citizenship:

                    U.S.

          Item 2(d) Title of Class of Securities:

                    Class A Common Stock

          Item 2(e) CUSIP Number:

                    058264-10-2

          Item 3.   Not Applicable.   The  person filing this  Amendment is
                    not an entity listed in this Item.

          Item 4.   Ownership:

                    (a) As of December 31, 1993, Mr. Wendell M. Smith is deemed to be the beneficial owner of 1,335,217 shares of Class A Common Stock of the Issuer, including 11,134 shares owned directly; 813,334 shares owned by Polestar Corp., Polaris Corp., and Polestar Ltd., (all the outstanding capital stock of these corporations are owned, beneficially and of record, by Mr. Smith); 4 shares held for Mr. Smith in the Stock Bonus Fund of the Profit Sharing and Savings Plan of the Issuer; 396 shares held for Mr. Smith in the Company Stock





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                         Fund of the Profit Sharing and Savings Plan of the
                         Issuer; 24,000 shares which he has a right to receive upon conversion of 24,000 shares of Class B Common Stock of the Issuer; 449,683 shares which he has a right to receive upon conversion of 449,683 shares of Class B Common Stock of the Issuer (said shares are beneficially owned by Polestar Corp. and Polestar Ltd.); 20,000 shares which Mr. Smith has the right to acquire upon the exercise of stock options which are exercisable within 60 days; and 16,666 shares which he has a right to receive upon exercise of stock options and conversion of 16,666 shares of stock options to purchase Class B Common Stock, which are
                         exercisable within 60 days.   The foregoing amount
                         does not include 14,400 shares of Class A Common Stock owned by Mr. Smith's spouse, as to which shares Mr. Smith disclaims beneficial ownership.

                    (b)  Percent of Class:  8.1%

                    (c)  Mr.  Wendell  M. Smith  has  sole  power to  vote,
                         dispose   and  direct   the  disposition   of  all
                         1,335,217 shares which he beneficially owns.

          Item 5.   Ownership of Five Percent or Less of a Class.  Not
                    Applicable

          Item 6.   Ownership of More than Five Percent on Behalf of
                    Another Person.

                    Not Applicable

          Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Company. Not Applicable

          Item 8.   Identification and Classification of Members of the
                    Group.   Not Applicable

          Item 9.   Notice of Dissolution of Group.  Not Applicable

          Item 10.  Certification.  Not Applicable



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                                      SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



          February 10, 1994                  /s/ Wendall M. Smith
                                             _____________________________
                                             Wendell M. Smith





















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